UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR THE YEAR ENDED DECEMBER 31, 2008

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

Commission File Number: 001-01011

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE 401(K) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN OF CVS

CAREMARK CORPORATION AND AFFILIATED COMPANIES

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

CVS CAREMARK CORPORATION

ONE CVS DRIVE

WOONSOCKET, RI 02895

REQUIRED INFORMATION

THE 401(K) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES (THE PLAN) IS SUBJECT TO THE REQUIREMENTS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 (ERISA). ATTACHED HERETO IS A COPY OF THE MOST RECENT FINANCIAL STATEMENTS AND SCHEDULES OF THE PLAN PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF ERISA.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 2008 AND 2007

Report of Independent Registered Public Accounting Firm

The Administrative Committee of

The 401(k) Plan and the Employee Stock Ownership

Plan of CVS Caremark Corporation and Affiliated Companies

We have audited the accompanying statements of net assets available for benefits of the 401(k) Plan and the Employee Stock Ownership Plan of CVS Caremark Corporation and Affiliated Companies (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Boston, Massachusetts

June 25, 2009

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Statements of Net Assets Available for Plan Benefits

December 31, 2008 and 2007

	2008	2007
Assets:
Investments, at fair value (note 10):
Common collective trust funds (note 2 (c))	$588,581,980	$418,988,531
Mutual funds (note 2 (c))	823,998,133	1,256,242,700
Common stock (note 2 (c))	629,619,451	871,655,696
Preference shares (note 2 (c))	476,629,734	698,708,632
Loans to participants (note 4)	80,026,920	70,490,989

	2,598,856,218	3,316,086,548

Receivables:
Interest and dividends (note 2 (h))	763,603	14,438,669
Employer contributions (note 1 (d))	36,144,984	12,069,525
Employee contributions (note 1 (d))	13,646,403	13,588,143
Other receivables	—	1,159,946

	50,554,990	41,256,283

Total assets, at fair value	2,649,411,208	3,357,342,831

Liabilities:
Notes payable (note 1 (c))	—	44,500,000
Accrued expenses and other liabilities	979,064	13,683,969

Total liabilities	979,064	58,183,969

Net assets available for benefits, at fair value	2,648,432,144	3,299,158,862

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(35,349,307)	(9,606,631)

Net assets available for benefits	$2,613,082,837	$3,289,552,231

See accompanying notes to financial statements.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2008 and 2007

	2008	2007
Investment activity:
Interest and dividend income (note 2 (h))	$71,332,698	$84,388,617
Realized and unrealized (losses) / gains (note 5)	(934,821,638)	358,780,824

Total investment activity	(863,488,940)	443,169,441

Contributions:
Employer contributions (note 1 (d))	120,975,072	97,935,254
Employee contributions (note 1 (d))	221,207,792	204,669,524
Rollovers	15,700,176	16,281,592

Total contributions	357,883,040	318,886,370

Deductions:
Benefits paid to participants (notes 1 (a) and 2 (d))	161,512,303	155,579,411
Interest expense (note 1 (c))	3,791,400	6,994,920
Administrative expenses (note 1 (h))	5,559,791	6,274,800

Total deductions	170,863,494	168,849,131

Net (decrease) / increase for the year	(676,469,394)	593,206,680
Net assets beginning of the year	3,289,552,231	2,696,345,551

Net assets end of the year	$2,613,082,837	$3,289,552,231

See accompanying notes to financial statements.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2008 and 2007

(1)	Plan Description

The following description of the 401(k) Plan and the Employee Stock Ownership Plan of CVS Caremark Corporation and Affiliated Companies (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

(a)	Background

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The general administration of the Plan and the responsibility for carrying out the provisions of the Plan are maintained by a committee (the “Benefit Plans Committee”) of not less than three persons appointed by the Board of Directors of CVS Caremark Corporation (“CVS Caremark” or the “Company”), the sponsor of the Plan. In accordance with the provisions of the Plan, the Benefit Plans Committee has appointed an administrator (the “Administrator”) and a trustee (the “Trustee”). The Administrator maintains participant account records and instructs the Trustee to execute transactions such as benefit payments to participants. The Trustee holds the assets of the Plan and executes transactions at the direction of the Benefit Plans Committee and the Administrator.

The ESOP and the 401(k) Plan were established as of January 1, 1989.

Effective April 10, 2002, the 401(k) Profit Sharing Plan of CVS Corporation (the “401(k) Plan”) was merged into this Plan, and the name of this plan was changed from CVS Corporation and Subsidiaries Employee Stock Ownership Plan (the “ESOP”) to the 401(k) Plan and the Employee Stock Ownership Plan of CVS Corporation and Affiliated Companies. All assets and liabilities under the 401(k) Plan as of April 10, 2002 were transferred to the Plan and, as of that date, benefits for the participants and beneficiaries of the 401(k) Plan have been paid from the Plan. See note 2(a) for further breakdown between ESOP and 401(k) assets.

Effective March 22, 2007, pursuant to the Agreement and Plan of Merger dated as of November 1, 2006, as amended, Caremark Rx, Inc. (“Caremark”) was merged into a newly formed subsidiary of CVS Caremark Corporation (“CVS”) with the CVS subsidiary continuing as the surviving entity (the “Caremark Merger”). Subsequently, the name of this plan was changed from the 401(k) Plan and the Employee Stock Ownership Plan of CVS Corporation and Affiliated Companies to the 401(k) Plan and the Employee Stock Ownership Plan of CVS Caremark Corporation and Affiliated Companies. The Plan has not been amended to allow for participation by Caremark employees and as such, the financial statements herein do not reflect any consolidation of benefits as provided to employees by Caremark at the time of the Caremark Merger.

(b)	Eligibility

Employees are eligible to participate in the Plan upon attainment of age 21 and on the earliest of:

•	The first payroll period of the first month after completion of 90 continuous days of service as a full-time employee; or

•	Completion of 12 months of service beginning on the employee’s hire date with at least 1,000 hours worked; or

•	Completion of at least 1,000 hours of service in the course of one calendar year.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)

December 31, 2008 and 2007

“Employees” referred to above are defined as regular employees of the Company other than:

•	A nonresident alien receiving no United States (“U.S.”) earned income from the Company;

•	An individual covered under a collective bargaining agreement (unless the agreement provides for membership);

•	A leased employee (as defined in the Internal Revenue Code);

•	A temporary employee (as determined by the Company); or

•	An independent contractor or consultant (as defined by the Company).

(c)	Leveraged ESOP Transaction

On June 23, 1989, the ESOP borrowed $357,500,000 from qualified lenders at an interest rate of 8.60% for a 20-year term (the “ESOP Notes”). The loan to the ESOP was guaranteed by CVS Caremark. The ESOP used the proceeds of the loan to purchase 6,688,494 shares of CVS Caremark Corporation Series One ESOP Convertible Preference Stock (“ESOP Preference Stock”). Each share of ESOP Preference Stock is convertible into shares of CVS Caremark Common Stock at the election of the Plan’s Trustee. The conversion rate is 4.628 shares of CVS Caremark Common Stock for each share of ESOP Preference Stock. Shares of ESOP Preference Stock converted into common stock and authorized and unissued amounted to 213,395 and 192,396 shares in 2008 and 2007, respectively. The annual dividend on the ESOP Preference Stock is $3.90 per share. Cash dividend payments on unallocated ESOP Preference Stock are used to make debt service payments and are not allocated to participants’ accounts.

In accordance with the terms of the loan agreement, the interest rate on the loan was adjusted as of January 1, 1995 in connection with the increase in the Federal income tax rate to 35%. The adjusted interest rate was 8.52%.

As the Plan makes principal payments, a specified percentage of ESOP Preference Stock became available to be allocated to participants’ accounts. The lenders have no rights against the shares once they are allocated to participants’ accounts. If the amount of a scheduled debt payment due by the Plan on its notes payable outstanding is in excess of the cash available to the Plan from dividends, CVS Caremark contributes to the Plan the amount of the difference. The borrowing was collateralized by the unallocated shares of ESOP Preference Stock.

As of December 31, 2008, the Plan repaid all outstanding amounts under the terms of the ESOP Notes described above.

(d)	Contributions

Participants may elect to have the Company contribute to their accounts from 1% to 85% of the compensation that would otherwise be due them, in multiples of 1%, pursuant to a salary reduction agreement. Each participant’s total elective deferrals for any calendar year may not exceed 85% of annual compensation or the maximum allowed by the Internal Revenue Code (the “Code”); whichever is less, as specified in the Plan document. The maximum elective deferrals allowed by the Code were $15,500 for 2008 and 2007.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)

December 31, 2008 and 2007

The Company matches 100% up to 5% of eligible pre-tax compensation contributed, 50% to the employees’ Plan account quarterly and 50% to the employees’ ESOP Diversification Account at year-end if the employee is actively employed at that time. Shares of ESOP Preference Stock allocated to a participant account are calculated by dividing the greater of $53.45 (the cash liquidation value as specified in the Plan document) or the market price of CVS Caremark Common Stock at the time of allocation. Shortfalls in the number of shares allocated to participants and new shares to be allocated based on debt retirements are alleviated by the use of forfeited shares as described in 1(i) below. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account (see 1(g) below). The ESOP portion of the match may be diversified into other 401(k) investment elections any time after it has been made. Upon the merger of the two plans, this matching contribution agreement was not changed.

All employees at least age 50 that contribute the maximum amount to the Plan are permitted to make additional pre-tax catch-up contributions. Catch-up contributions may be made up to an additional $5,000 for 2008 and 2007.

(e)	Participant’s Account

Each participant’s account is credited with an allocable share of their selected Plan’s investments, ESOP Preference Stock and any unrealized appreciation or depreciation and interest and dividends of those investments. The total amount of new shares to be allocated each year is calculated by multiplying the ratio of each year’s debt service payments to total current and future debt service payments by the total number of unallocated shares of ESOP Preference Stock in the Plan. Allocations to individual participant’s accounts are based on the number of shares due to each participant as described in 1(d) above.

(f)	Vesting

Participants become fully vested in Company contributions made to their accounts prior to January 1, 2002, upon the completion of five years of credited service. For Company contributions made after January 1, 2002, participants will vest after three years of credited service and as of January 1, 2006, all Company contributions are 100% vested in accordance with Safe Harbor requirements.

Participants whose account balances have been transferred into the Plan from other defined contribution plans maintain at least the degree of vesting in the account they had at the time of the transfer. Notwithstanding the foregoing, participants are fully vested in, and have a nonforfeitable right to (1) their accounts upon death or disability, and (2) any elective deferrals described in note 1(d).

(g)	Payment of Benefits

Upon termination of service by the participant, the Administrator will direct the Trustee to pay to the participant their benefit under one or more options, such as a single lump-sum, or in equal annual installments over a period not exceeding fifteen years. The beneficiary may elect to receive their ESOP payment in shares of CVS Caremark Common Stock or in cash at $53.45 per ESOP Preference Stock or the fair market value of a share of CVS Caremark Common Stock at the time of the distribution times a factor of 4.628, whichever is greater.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)

December 31, 2008 and 2007

(h)	Administrative Expenses

Administrative expenses specifically attributable to the Plan and not covered by forfeitures were funded by the Plan for 2008 and 2007. Trustee’s fees were paid by the Plan for 2008 and 2007.

(i)	Forfeitures

On a participant’s termination date, any unvested portion of their account is forfeited at the earlier of distribution or five years from the date of termination. If a former participant resumes employment and eligibility in the Plan within five years of termination, any amounts previously forfeited are restored to the participant’s account, but remain subject to the vesting provisions of the Plan. Forfeitures during any plan year are applied as follows: (i) to restore amounts previously forfeited by participants but required to be reinstated upon resumption of employment; (ii) to pay administrative expenses of the Plan; or (iii) to reduce future CVS Caremark contributions. If forfeitures for any plan year are insufficient to restore the required forfeitures, CVS Caremark shall contribute the balance required for that purpose.

Approximately 8,918 and 15,321 shares of ESOP Preference Stock previously allocated to participant accounts were forfeited during 2008 and 2007, respectively, and have been applied as of December 31, 2008 and 2007. Forfeitures restored to participants in ESOP Preference Stock upon resumption of employment for 2008 and 2007 were approximately 868 and 1,447 shares of ESOP Preference Stock, respectively.

Cash forfeitures for 2008 and 2007 were $476,660 and $818,907, respectively. Cash forfeitures restored to participants upon resumption of employment for 2008 and 2007 were approximately $46,370 and $77,334, respectively. The remainder of the forfeitures for each year was applied to the administrative expenses of the plan and to reduce the CVS Caremark contribution.

(j)	Investment Options

Upon enrollment in the Plan and subsequently, daily, a participant may elect to direct contributions or investment balances within the investments which are comprised of guaranteed insurance contracts, securities of CVS Caremark and securities of unaffiliated issuers. The securities in unaffiliated issuers include marketable mutual funds and separately managed funds, comprised of marketable securities. The following is a brief explanation of each fund’s investment objectives:

Core Equity Fund

The Vanguard Institutional Index Fund seeks to replicate the total return of the S&P 500 Index by investing in stocks that make up the index. The S&P 500 Index consists mainly of large companies and represents approximately 75% of the U.S. stock market value.

Diversified Bond Fund

The PIMCO Total Return Fund is a core bond fund that seeks to outperform the Barclays Capital Aggregate Bond Index (previously Lehman Brothers Aggregate Bond Fund). Investments may include government and corporate debt securities, mortgage and other asset-backed securities, money market instruments, and derivatives.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)

December 31, 2008 and 2007

International Equity Fund

The Templeton Foreign Equity Series Primary Shares seeks long-term growth of capital through participation in stock markets outside the United States. The fund invests mainly in the common stock of companies based in more developed countries, but may also include investments in developing countries. It is benchmarked by the Morgan Stanley Capital International (MSCI) Europe, Australasia, and Far East (EAFE) Index.

Small Cap Growth Fund

The Vanguard Explorer Fund Admiral Shares seek long-term growth of capital and dividend income through participation in the stock market. The fund invests primarily in stocks of relatively small companies, making it a high-risk investment with potential for large rewards. This fund is benchmarked by the Russell 2500 Growth Index.

Global Equity Fund

The American FundsSM New Perspective Fund seeks long-term growth of capital by investing in a variety of foreign and domestic companies. The fund tries to outperform the MSCI World Index, which measures the performance of U.S. and international stock markets.

Small Cap Value Fund

This fund is managed by Columbia Management and its affiliates. The fund seeks long-term growth by investing primarily in stocks of small to medium-sized companies, which either are believed to offer superior earnings growth or appear to be undervalued. This fund may experience above-average share price volatility. It is benchmarked by the Russell 2000 Index.

Lifestyle Conservative Fund

The fund invests in the following investment options: Small Cap Growth, Small Cap Value, International Equity, Large Cap Growth, Core Equity, Growth & Income, Diversified Bond, and Investment Contracts. This fund has the following composite benchmarks: Russell 1000 Index, Barclays Capital Aggregate Bond Index, S&P 500 Index, 3-Year U.S. Treasury Index, Russell 2000 Index, and the MSCI EAFE Index.

Lifestyle Moderate Fund

The fund invests in the following investment options: Small Cap Growth, Small Cap Value, International Equity, Large Cap Growth, Core Equity, Growth & Income, Diversified Bond, and Investment Contracts. The composite benchmark has been determined as follows: Russell 1000 Index, Barclays Capital Aggregate Bond Index, S&P 500 Index, MSCI EAFE Index, Russell 2000 Index, and the 3-Year U.S. Treasury Index.

Lifestyle Aggressive Fund

The fund invests in the following investment options: Small Cap Growth, Small Cap Value, International Equity, Large Cap Growth, Core Equity, Growth & Income, and Diversified Bond. This fund has the following composite benchmarks: Russell 1000 Index, Barclays Capital Aggregate Bond Index, S&P 500 Index, MSCI EAFE Index, and the Russell 2000 Index.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)

December 31, 2008 and 2007

CVS Caremark Corporation Common Stock Fund

CVS Caremark Common Stock Fund seeks long-term growth and dividend income by purchasing shares of CVS Caremark common stock.

Investment Contract Fund

This fund is managed by State Street Global Advisors and seeks to preserve capital while generating a steady rate of return higher than money market funds. The fund’s investments consists of Guaranteed Investment Contracts, U.S. Treasury bonds, other U.S. government-backed bonds, investment grade corporate bonds, money market instruments. This fund is benchmarked by the 3-Year U.S. Treasury Index.

Growth and Income Fund

This fund is managed by J&W Seligman, Barrow, Hanley, Mewhinney & Strauss and Mellon Capital Management. This blended fund seeks long-term growth of capital and dividend income through participation in the stock market. This fund invests primarily in the common stock of U.S. based, well-established, medium to large-sized companies. This blended fund is benchmarked by the Russell 1000 Value Index (RVI).

Large Cap Growth Fund

This fund seeks long-term growth of capital through participation in the stock market. Investment advisory services are provided by Columbus Circle. The fund invests primarily in the common stock of established large companies that are based in the United States and that represent industries expected to out-perform the stock market as a whole. This fund is benchmarked by the Russell 1000 Growth Index and the Standard & Poor’s 500 Composite Stock Index (S&P 500).

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)

December 31, 2008 and 2007

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The following table presents the net assets available for the 401(k) Plan and ESOP benefits separately, on an accrual basis, according to:

•	The accounts of employees with rights to allocated stock (Allocated); and

•	Stock not yet allocated to employees (Unallocated).

	December 31, 2008			December 31, 2007
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Assets:
Investments at fair value:
Common collective trust funds	$588,581,980	$—	$588,581,980	$418,987,278	$1,253	$418,988,531
Mutual funds	823,998,133	—	823,998,133	1,256,242,700	—	1,256,242,700
Common stock	629,619,451	—	629,619,451	871,655,696	—	871,655,696
Preference shares	476,628,404	1,330	476,629,734	622,053,104	76,655,528	698,708,632
Loans to participants	80,026,920	—	80,026,920	70,490,989	—	70,490,989

	2,598,854,888	1,330	2,598,856,218	3,239,429,767	76,656,781	3,316,086,548

Receivables:
Interest and dividends	763,602	1	763,603	14,438,664	5	14,438,669
Employer contributions	36,144,984	—	36,144,984	12,069,525	—	12,069,525
Employee contributions	13,646,403	—	13,646,403	13,588,143	—	13,588,143
Other	—	—	—	1,173,733	(13,787)	1,159,946

	50,554,989	1	50,554,990	41,270,065	(13,782)	41,256,283

Total assets, reflecting investments at fair value	2,649,409,877	1,331	2,649,411,208	3,280,699,832	76,642,999	3,357,342,831

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(35,349,307)	—	(35,349,307)	(9,606,631)	—	(9,606,631)

Total assets, reflecting investments at fair value	2,614,060,570	1,331	2,614,061,901	3,271,093,201	76,642,999	3,347,736,200

Liabilities:
Notes payable	—	—	—	—	44,500,000	44,500,000
Accrued expenses and other liabilities	(979,064)	—	(979,064)	13,683,969	—	13,683,969

Total liabilities	(979,064)	—	(979,064)	13,683,969	44,500,000	58,183,969

Net assets available for plan benefits	$2,613,081,506	$1,331	$2,613,082,837	$3,257,409,232	$32,142,999	$3,289,552,231

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)

December 31, 2008 and 2007

The following table presents the changes in net assets available for the 401(k) Plan and ESOP benefits separately, on an accrual basis, according to:

•	The accounts of employees with rights to allocated stock (Allocated); and

•	Stock not yet allocated to employees (Unallocated).

	December 31, 2008			December 31, 2007
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Investment activity:
Interest and dividend income	$57,299,124	$14,033,574	$71,332,698	$69,575,992	$14,812,625	$84,388,617
Realized (losses) / gains	(228,237,370)	—	(228,237,370)	144,286,494	—	144,286,494
Unrealized (losses) / gains	(684,561,472)	(22,022,796)	(706,584,268)	231,924,753	(17,430,423)	214,494,330
Transfer of ESOP appreciation	32,360,656	(32,360,656)	—	—	—	—

Total investment activity	(823,139,062)	(40,349,878)	(863,488,940)	445,787,239	(2,617,798)	443,169,441

Contributions:
Employer contributions	86,703,386	34,271,686	120,975,072	68,152,897	29,782,357	97,935,254
Employee contributions	221,207,792	—	221,207,792	204,669,524	—	204,669,524
Rollovers	15,700,176	—	15,700,176	16,281,592	—	16,281,592
Allocation of CVS Caremark Shares	22,272,076	(22,272,076)	—	20,567,078	(20,567,078)	—

Total contributions	345,883,430	11,999,610	357,883,040	309,671,091	9,215,279	318,886,370

Deductions:
Benefits paid to participants	161,512,303	—	161,512,303	155,579,411	—	155,579,411
Interest expense	—	3,791,400	3,791,400	—	6,994,920	6,994,920
Administrative expenses	5,559,791	—	5,559,791	6,274,800	—	6,274,800

Total deductions	167,072,094	3,791,400	170,863,494	161,854,211	6,994,920	168,849,131

Net (decrease) / increase for the year	(644,327,726)	(32,141,668)	(676,469,394)	593,604,119	(397,439)	593,206,680

Net assets beginning of the year	3,257,409,232	32,142,999	3,289,552,231	2,663,805,113	32,540,438	2,696,345,551

Net assets end of the year	$2,613,081,506	$1,331	$2,613,082,837	$3,257,409,232	$32,142,999	$3,289,552,231

(b)	Recently Adopted Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157 (“SFAS 157”), “Fair Value Measurements,” which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements and is effective for fiscal years beginning after November 15, 2007. Effective January 1, 2008, the Plan adopted SFAS 157 which did not have a material impact on the Statement of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits. See note 3 for information and related disclosures regarding fair value measurements.

(c)	Investment Valuation

The value of the investments in the 401(k) portion of the Plan held at December 31, 2008 and 2007 is based on the fair value of the underlying funds. Shares of mutual funds are valued at quoted market

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)

December 31, 2008 and 2007

prices, which represent the net asset values of shares held by the Plan at year end. CVS Caremark common stock and common stock owned directly in the two separately managed funds are valued at quoted market prices. The participant loans are valued at their outstanding balances, which approximate fair value.

The fair value of the Plan’s common collective trust funds represent the value of the underlying investments.

The ESOP portion of the Plan invests its funds primarily in ESOP Preference Stock. The investment in ESOP Preference Stock is carried at the higher of the cash liquidation value of $53.45 or 4.628 times the market value of an equivalent share of CVS Caremark Common Stock. The market value of CVS Caremark Common Stock was $28.74 and $39.75 per share at December 31, 2008 and 2007, respectively.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(d)	Benefits Paid

Benefits are recorded when paid.

(e)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

(f)	Accrual Basis of Accounting

The Plan utilizes the accrual basis of accounting.

(g)	Purchase and Sale of Securities

Purchase and sales of securities are made on a trade-date basis.

(h)	Investment Income

Dividend and interest income is recorded when earned.

(i)	Reclassifications

Certain reclassifications have been made to the financial statements of the prior year to conform to the current year presentation.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)

December 31, 2008 and 2007

(j)	New Accounting Pronouncement

In April 2009, the FASB issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 supersedes FSP 157-3 and amends SFAS 157 to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. FSP 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of SFAS 157. FSP 157-4 is effective for reporting periods ending after June 15, 2009. The Company is currently evaluating the effect that the provisions of FSP 157-4 will have on the Plan’s financial statements.

(3)	Fair Value Measurements

SFAS 157 establishes a framework for measuring fair value that utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2

Inputs to the valuation methodology include:

•        Quoted prices for similar assets or liabilities in active markets;

•        Quoted prices for identical or similar assets or liabilities in inactive markets;

•        Inputs other than quoted prices that are observable for the asset or liability; and

•        Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3

Inputs to the valuation methodology are unobservable supported by little or no market activity and significant to the fair value measurement.

Level 3 inputs include management’s own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)

December 31, 2008 and 2007

Common collective trust funds:

•	Cash equivalents within the common collective trust funds are valued at cost, which approximates fair value.

•

Guaranteed investment contracts within the common collective trust funds are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

•

The passively managed collective fund within the common collective trust funds is valued by tracking the performance of the Russell 1000 index. Holdings are adjusted when there is a change in the Russell 1000 index.

Mutual funds: Valued at the net asset value (‘NAV”) of shares held by the plan at year end reported on an active market.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Preference shares: Valued at the greater of $53.45 (the cash liquidation value as specified in the Plan document) or the market price of the Company’s common stock at the time of allocation multiplied by a factor of 4.628.

Participant loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants. The use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008 and 2007:

	Investments at Fair Value as determined by Quoted Prices in active markets (Level 1)	Investments at estimated fair value
		Valuation techniques based on observable market data (Level 2)	Valuation techniques incorporating information other than observable market data (Level 3)	Total
Common collective trust funds	$—	$99,748,932	$488,833,048	$588,581,980
Mutual funds	823,998,133	—	—	823,998,133
Common stock	629,619,451	—	—	629,619,451
Preference shares	—	476,629,734	—	476,629,734
Participant loans	—	—	80,026,920	80,026,920

Total Investments	$1,453,617,584	$576,378,666	$568,859,968	$2,598,856,218

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)

December 31, 2008 and 2007

Level 3 Gains and Losses

The tables below set forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Level 3 Assets Year Ended December 31, 2008
Participant loans
Balance, beginning of year	$70,490,989
Realized gains/(losses)	—
Unrealized gains/(losses) relating to instruments still held at the reporting date	—
Purchases, sales, issuances and settlements (net)	9,535,931

Balance, end of year	$80,026,920

Level 3 Assets Year Ended December 31, 2008
Common Collective Trust Funds
Balance, beginning of year	$380,521,059
Realized gains/(losses)	—
Unrealized gains/(losses) relating to instruments still held at the reporting date	26,353,003
Purchases, sales, issuances and settlements (net)	81,958,986

Balance, end of year	$488,833,048

(4)	Loans to Participants

Participants may obtain bona fide loans from the Plan, utilizing funds accumulated in their accounts. The minimum amount, which may be borrowed, is $1,000. Participants can borrow up to 50% of their vested account balance but not more than $50,000 less their highest outstanding loan balance during the previous twelve months. The loans are repaid to the Plan through after-tax payroll deductions. The term of the loan is selected at the discretion of the participant, but may not exceed five years for a general loan and twenty-five years for a home purchase loan. Interest on loans is equal to the Prime rate as of the prior month end plus 1%.

(5)	Investment Policy

At December 31, 2008 and 2007, most of the Plan’s 401(k) related assets were allocated among the investment options discussed in note 1(j) based on Employees’ elections. The investment options are administered by independent investment managers. Employee asset allocations that are awaiting processing are temporarily invested in common collective trust funds. These common collective trust funds are also used to account for and administer participants’ loans. The loan repayments and interest earned are allocated to each of the investment funds based upon the participants’ contribution election percentages.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)

December 31, 2008 and 2007

During 2008 and 2007, the Plan’s investments, including investments purchased, sold as well as held during the year appreciated (depreciated) in fair value as follows:

Asset Category	2008	2007
Common Collective Trust Funds	$(2,887,573)	$—
Mutual Funds	(274,875,685)	62,619,634
Common Stock	(470,364,128)	135,514,593
Preference Shares	(186,694,252)	160,646,597

	$(934,821,638)	$358,780,824

(6)	Plan Termination and Related Commitments

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Company terminates the Plan, all participants in the Plan become fully vested.

(7)	Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated June 17, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

(8)	Transactions with Parties-In-Interest

Certain plan investments are investment funds managed by The Bank of New York Mellon. The Bank of New York Mellon is the trustee as defined by the Plan, and therefore these transactions qualify as party-in-interest transactions.

(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 2008 and 2007:

	2008	2007
Net Assets Available for Plan Benefits per the Financial Statements	$2,613,082,837	$3,289,552,231
Employer contributions receivable	(610,923)	610,923
Adjustment from Fair Value to Contract Value for Fully Benefit Responsive Investment Contracts	35,349,307	9,606,631

Net Assets Available for Plan Benefits per the Form 5500	$2,647,821,221	$3,299,769,785

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)

December 31, 2008 and 2007

(10)	Investment Valuation

The following table presents the total investments of the Plan by investment type, at fair value that represent 5% or more of the fair value of the Plan’s assets.

	2008	2007
Vanguard Index Instl Trust Fund	$218,689,684	$333,244,770
PIMCO Total Return Institutional Fund	264,832,248	255,410,349
Templeton Institutional Foreign Equity Fund	192,404,790	275,777,460
CVS Caremark Corporation Common Stock	173,747,956	209,638,797
State Street Stable Fixed Income Fund for Employee Benefit Trusts	517,203,146	399,720,798
Allocated CVS Caremark Corporation Series One ESOP Convertible Stock	476,628,404	622,053,104

(11)	Subsequent Events

(a)	Longs Drug Stores 401(k) Plan

Effective February 21, 2009, the Longs Drug Stores California LLC 401(k) Plan (the “Longs Plan”) was merged into the Plan and effective March 10, 2009, the assets of the Longs Plan, both cash and in-kind, were transferred into the Plan. This transfer included $194,906,942 and $507,309,038 of cash and in-kind assets, respectively. There are no remaining assets in the Longs Plan.

(b)	ESOP

On January 30, 2009, pursuant to the Company’s Amended and Restated Certificate of Incorporation (the “Charter”), the Company informed the trustee of the ESOP Trust of its intent to redeem for cash all of the outstanding shares of ESOP Preference Stock on February 23, 2009 (the “Redemption Date”). Under the Charter, at any time prior to the Redemption Date, the trustee is afforded the right to convert the ESOP Preference Stock into shares of the Company’s Common Stock. The conversion rate at the time of the notice was 4.628 shares of Common Stock for each share of ESOP Preference Stock. The trustee exercised its right of conversion on February 23, 2009, and 3,553,212 shares of ESOP Preference Stock were converted into 16,444,265 shares of CVS Caremark Common Stock at a market value of $457,479,456.

Supplemental Schedule

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN Number: 05-049404

Schedule of Assets (Held at End of Year)

December 31, 2008

Fund	Par value/ number of shares	Identity Of Investment	Description	Cost	Fair value
Loans to participants	—	* Loans to participants	Prime plus 1% at loan request date	$—	$80,026,920
Lifestyle Conservative Fund	—	Cash	Cash	31	31
	73,681	Vanguard Index Instl Trust Fund	Mutual Fund	8,015,439	6,081,638
	53,918	Vanguard Explorer Fund	Mutual Fund	3,071,997	2,112,502
	726,870	Templeton Institutional Foreign Equity Fund	Mutual Fund	15,642,859	10,772,211
	1,815,389	PIMCO Total Return Institutional Fund	Mutual Fund	19,095,721	18,408,049
	51,231,979	State Street Stable Fixed Income Fund For Employee Benefit Trusts	Common Collective Trust Fund	51,231,979	51,231,979

		Lifestyle Conservative Fund Subtotal			88,606,410

Lifestyle Moderate Fund	—	Cash	Cash	21	21
	265,498	Vanguard Index Instl Trust Fund	Mutual Fund	29,829,012	21,914,214
	194,335	Vanguard Explorer Fund	Mutual Fund	11,885,150	7,614,055
	6,718,923	PIMCO Total Return Institutional Fund	Mutual Fund	70,504,893	68,129,882
	2,621,091	Templeton Institutional Foreign Equity Fund	Mutual Fund	58,771,219	38,844,563
	5,320,409	State Street Stable Fixed Income Fund For Employee Benefit Trusts	Common Collective Trust Fund	5,320,409	5,320,409

		Lifestyle Moderate Fund Subtotal			141,823,144

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN Number: 05-049404

Schedule of Assets (Held at End of Year) (Continued)

December 31, 2008

Fund	Par value/ number of shares	Identity of issue	Description	Cost	Fair value
Lifestyle Aggressive Fund	—	Cash	Cash	$4	$4
	390,760	Vanguard Index Instl Trust Fund	Mutual Fund	45,360,740	32,253,292
	214,518	Vanguard Explorer Fund	Mutual Fund	13,681,101	8,404,824
	4,007,490	PIMCO Total Return Institutional Fund	Mutual Fund	42,040,432	40,635,952
	3,617,194	Templeton Institutional Foreign Equity Fund	Mutual Fund	83,470,284	53,606,811

		Lifestyle Aggressive Fund Subtotal			134,900,883

International Equity Fund	6,017,699	Templeton Institutional Foreign Equity Fund	Mutual Fund	141,109,872	89,181,205
Core Equity Fund	1,919,561	Vanguard Index Instl Trust Fund	Mutual Fund	212,318,814	158,440,540
Small Cap Growth Fund	938,229	Vanguard Explorer Fund	Mutual Fund	60,225,812	36,759,801
Diversified Bond Fund	13,575,776	PIMCO Total Return Admin Fund	Mutual Fund	143,652,969	137,658,365
Global Equity Fund	4,943,256	American Funds New Perspective	Mutual Fund	139,895,615	93,180,228
Investment Contract Fund	460,650,857	State Street Stable Fixed Income Fund For Employee Benefit Trusts	Common Collective Trust Fund	460,650,857	460,650,857
CVS Caremark Corporation Common Stock Fund	5,973,626	* CVS Caremark Corporation Common Stock	CVS Caremark Corporation Common Stock	189,992,235	171,682,011
	2,065,945	* The Bank of New York Mellon	Common Collective Trust Fund	2,065,945	2,065,945

		CVS Caremark Corporation Common Stock Fund Subtotal			173,747,956

Allocated CVS Caremark Corp Series One ESOP Convertible Preference Share	3,594,798	* ESOP Preference Share	ESOP Preference Stock	192,141,953	476,628,404
Unallocated CVS Caremark Corp Series One ESOP Convertible Preference Share	—	* ESOP Preference Share	ESOP Preference Stock	—	1,330
	1,479,433	* The Bank of New York Mellon	Common Collective Trust Fund	1,479,433	1,479,433

		CVS Caremark ESOP Preference Share Subtotal			478,109,167

	997,146	* The Bank of New York Mellon	Common Collective Trust Fund	997,146	997,146

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN Number: 05-049404

Schedule of Assets (Held at End of Year) (Continued)

December 31, 2008

Fund	Par value/ number of shares	Identity of issue	Description	Cost	Fair value
Small Cap Value Fund		Columbia Small Cap Value Fund	Separately Managed Fund
	53,944	RAM HOLDINGS LTD	Common Stock	$89,547	$19,959
	1,185	WILLIS GROUP HOLDINGS LTD	Common Stock	38,226	29,483
	80,206	AAR CORP	Common Stock	1,347,543	1,476,592
	67,630	ADC TELECOMMUNICATIONS INC	Common Stock	638,216	369,936
	41,418	ATMI INC	Common Stock	933,148	639,080
	19,119	AZZ INC	Common Stock	817,512	479,887
	37,879	ABINGTON BANCORP INC PENN	Common Stock	378,032	350,381
	31,046	ACADIA RLTY TR	Common Stock	704,434	443,026
	34,440	ADOLOR CORP	Common Stock	138,104	57,170
	34,544	ADTRAN INC	Common Stock	772,404	514,015
	20,050	AGILYSYS INC	Common Stock	240,600	86,015
	30,001	AIR METHODS CORP	Common Stock	860,129	479,716
	47,884	ALBANY INTL CORP CL A	Common Stock	1,208,606	614,831
	20,968	AMERICAN CAMPUS CMNTYS INC	Common Stock	613,943	429,425
	24,591	AMERICAN STS WTR CO	Common Stock	888,227	811,011
	20,435	ANALOGIC CORP	Common Stock	1,184,033	557,467
	183,435	ANALYSTS INTL CORP	Common Stock	291,662	108,227
	43,898	ARGON ST INC	Common Stock	946,841	827,916
	11,388	ARKANSAS BEST CORP	Common Stock	422,950	342,893
	31,002	ARVINMERITOR INC	Common Stock	428,138	88,356
	15,272	AVID TECHNOLOGY INC	Common Stock	337,664	166,618
	66,747	BTU INTL INC	Common Stock	640,317	266,988
	35,946	BALDOR ELEC CO	Common Stock	1,066,052	641,636
	210,370	BENCHMARK ELECTRS INC	Common Stock	3,044,564	2,686,425
	25,059	BIOMARIN PHARMACEUTICAL	Common Stock	669,281	446,050
	10,018	BOSTON PRIVATE FINL HLDGS INC	Common Stock	78,441	68,523
	49,288	BOTTOMLINE TECHNOLOGIES	Common Stock	525,873	349,945
	20,031	BUCKLE INC	Common Stock	519,315	437,076
	38,513	CEC ENTMT INC	Common Stock	1,321,795	933,940
	19,627	CALIFORNIA WTR SVC GROUP	Common Stock	721,096	911,282
	32,853	CALLAWAY GOLF CO	Common Stock	416,576	305,204
	93,156	CAMBREX CORP	Common Stock	708,917	430,381
	30,867	CASEYS GEN STORES INC	Common Stock	753,846	702,842
	25,817	CENTRAL GARDEN & PET CO	Common Stock	119,275	151,288
	51,634	CENTRAL GARDEN & PET CO CL A	Common Stock	215,830	304,641
	88,208	CIRRUS LOGIC INC COM	Common Stock	501,021	236,397
	3,640	CLEAN HBRS INC	Common Stock	284,066	230,922
	84,493	COLLECTIVE BRANDS INC	Common Stock	1,068,993	990,258
	141,994	COMPUTER TASK GROUP INC	Common Stock	951,360	457,221
	46,506	CONSOLIDATED GRAPHICS INC	Common Stock	1,060,341	1,052,896
	16,417	COOPER COS INC COM NEW	Common Stock	539,724	269,239
	45,624	COOPER TIRE & RUBR CO	Common Stock	420,197	281,044
	26,849	CORN PRODS INTL INC	Common Stock	1,248,747	774,594
	25,826	DATASCOPE CORP	Common Stock	1,205,558	1,349,150
	15,300	DELPHI FINL GROUP INC CL A	Common Stock	426,873	282,132
	55,436	DIAMOND ROCK HOSPITALITY CO	Common Stock	511,120	281,061
	33,049	DIME CMNTY BANCORP INC	Common Stock	552,910	439,552
	75,991	DORMAN PRODS INC	Common Stock	873,137	1,003,081
	44,200	DUPONT FABROS TECHNOLOGY INC	Common Stock	549,572	91,494

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN Number: 05-049404

Schedule of Assets (Held at End of Year) (Continued)

December 31, 2008

Fund	Par value/ number of shares	Identity of issue	Description	Cost	Fair value
Small Cap Value Fund		Columbia Small Cap Value Fund	Separately Managed Fund
	31,513	EXCO RES INC	Common Stock	$820,914	$285,508
	151,860	EARTHLINK INC	Common Stock	1,347,094	1,026,574
	67,108	EMCOR GROUP INC	Common Stock	2,001,885	1,505,232
	14,715	ENCORE BANCSHARES INC	Common Stock	249,426	161,865
	86,377	EPICOR SOFTWARE CORP	Common Stock	586,273	414,610
	62,116	EXAR CORP	Common Stock	486,789	414,314
	13,138	FTI CONSULTING INC	Common Stock	934,900	587,006
	93,363	FAIRCHILD SEMICONDUCTOR INTL	Common Stock	1,114,106	456,545
	67,810	FARO TECHNOLOGY INC	Common Stock	1,456,372	1,143,277
	59,708	FIRST MERCURY FINL CORP	Common Stock	912,498	851,436
	40,641	FIRST NIAGARA FINL GROUP INC	Common Stock	571,578	657,165
	58,652	FIRST POTOMAC RLTY TR	Common Stock	865,083	545,464
	129,967	FLANDERS CORP	Common Stock	820,728	609,545
	28,303	FROZEN FOODS EXPRESS INDS	Common Stock	202,083	160,761
	71,106	FULLER H B CO	Common Stock	1,777,650	1,145,518
	54,708	GENERAL COMMUNICATION INC CL A	Common Stock	456,030	442,588
	24,283	GEOMET INC	Common Stock	160,996	41,767
	39,490	GERBER SCIENTIFIC INC	Common Stock	429,590	201,794
	50,918	GLATFELTER	Common Stock	744,421	473,537
	56,461	GLOBECOMM SYS INC	Common Stock	496,063	309,971
	66,744	GRAFTECH INTERNATIONAL LTD	Common Stock	1,396,751	555,310
	24,397	GREATBATCH INC	Common Stock	499,163	645,545
	24,654	GREIF INC CL A	Common Stock	1,470,361	824,183
	17,851	GULFMARK OFFSHORE INC	Common Stock	885,194	424,675
	5,627	HAWK CORP CL A	Common Stock	99,936	93,408
	63,114	HI/FN INC	Common Stock	265,710	148,949
	55,635	HI-TECH PHARMACAL INC	Common Stock	640,938	308,218
	67,033	HORACE MANN EDUCATORS CORP	Common Stock	868,164	616,033
	90,825	HYPERCOM CORP	Common Stock	441,410	98,091
	91,647	IGO INC	Common Stock	105,394	64,153
	62,146	IMATION CORP	Common Stock	1,072,538	843,321
	83,093	INFOGROUP INC	Common Stock	442,020	393,861
	7,813	INSTEEL INDS INC	Common Stock	138,056	88,209
	37,995	INTEGRAL SYS INC	Common Stock	794,908	457,840
	13,004	INTERNATIONAL RECTIFIER CORP	Common Stock	219,508	175,554
	67,432	INVACARE CORP	Common Stock	1,586,675	1,046,545
	41,521	IXYS CORP DEL	Common Stock	508,217	342,963
	17,833	JARDEN CORP	Common Stock	428,527	205,080
	46,978	JEFFERSON BANCSHARES INC	Common Stock	406,829	380,992
	69,861	K V PHARMACEUTICAL CO CL A	Common Stock	1,434,627	201,200
	27,982	KAMAN CORP	Common Stock	701,789	507,314
	36,480	KANSAS CITY SOUTHERN	Common Stock	1,481,585	694,944
	52,796	KEITHLEY INSTRS INC	Common Stock	496,282	192,705
	40,972	KEY TECHNOLOGY INC	Common Stock	1,113,104	773,961
	163,367	KFORCE INC	Common Stock	1,614,066	1,254,659
	31,742	KODIAK OIL & GAS CORP	Common Stock	106,018	9,840
	23,396	LMI AEORSPACE INC	Common Stock	433,195	266,013
	131,060	LSI INDS INC OHIO	Common Stock	1,076,232	900,382
	35,863	LADISH INC	Common Stock	758,979	496,703
	56,566	LANGER INC	Common Stock	77,495	42,425

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN Number: 05-049404

Schedule of Assets (Held at End of Year) (Continued)

December 31, 2008

Fund	Par value/ number of shares	Identity of issue	Description	Cost	Fair value
Small Cap Value Fund		Columbia Small Cap Value Fund	Separately Managed Fund
	111,531	LAWSON SOFTWARE INC	Common Stock	$904,516	$528,657
	26,152	LECROY CORP	Common Stock	235,106	79,764
	36,203	LIFEPOINT HOSPS INC	Common Stock	1,036,492	826,877
	61,118	MPS GROUP INC	Common Stock	705,569	460,219
	83,713	MSC SOFTWARE CORP	Common Stock	1,060,869	559,203
	19,574	MAGELLAN HEALTH SVCS INC	Common Stock	817,215	766,518
	81,983	MASTEC INC	Common Stock	1,075,115	949,363
	31,055	MCGRATH RENT CORP	Common Stock	893,763	663,335
	2,486	MEDIWARE INFORMATION SYS INC	Common Stock	14,643	11,933
	75,326	MENTOR GRAPHICS CORP	Common Stock	1,045,525	389,435
	39,218	MILLER INDS INC TENN	Common Stock	336,597	207,855
	50,870	MONRO MUFFLER BRAKE INC	Common Stock	926,343	1,297,185
	37,799	MOOG INC CL A	Common Stock	1,667,522	1,382,309
	43,769	MORGANS HOTEL GROUP CO	Common Stock	635,713	203,964
	71,674	NCI BLDG SYS INC	Common Stock	2,684,908	1,168,286
	12,676	NCI INC CL A	Common Stock	302,576	381,928
	16,998	NYMAGIC INC	Common Stock	339,960	323,812
	36,591	NATIONAL INTST CORP	Common Stock	702,657	653,881
	23,992	NAVIGANT CONSULTING INC	Common Stock	438,873	380,753
	27,041	NEW JERSEY RES CORP	Common Stock	921,828	1,064,063
	42,011	NEWALLIANCE BANCSHARES INC	Common Stock	545,303	553,285
	88,970	NEWPARK RES INC	Common Stock	651,260	329,189
	58,844	NEWPORT CORP	Common Stock	608,936	398,962
	35,534	NOBEL LEARNING CMNTYS INC	Common Stock	564,280	481,130
	9,216	NORDSON CORP	Common Stock	591,876	297,585
	7,837	NORTHWEST NAT GAS CO	Common Stock	354,624	346,631
	34,472	NORTHWEST PIPE CO	Common Stock	1,583,144	1,468,852
	35,575	NU HORIZONS ELECTRS CORP	Common Stock	170,404	61,189
	35,304	NOVEN PHARMACEUTICALS INC	Common Stock	438,476	388,344
	73,943	O CHARLEYS INC	Common Stock	831,859	147,886
	91,769	OBAGI MED PRODS INC	Common Stock	873,990	684,597
	7,830	OCEANEERING INTL INC	Common Stock	474,811	228,166
	137,344	ON SEMICONDUCTOR CORP	Common Stock	1,238,650	466,970
	67,081	ORIENTAL FINL GROUP INC	Common Stock	1,165,197	405,840
	23,638	OSHKOSH CORP	Common Stock	414,865	210,142
	15,300	OTTER TAIL CORP	Common Stock	471,003	356,949
	15,148	OWENS & MINOR INC	Common Stock	695,596	570,322
	30,660	PSS WORLD MED INC	Common Stock	513,862	577,021
	36,362	PACER INTL INC	Common Stock	863,234	379,256
	31,584	PANTRY INC	Common Stock	505,028	677,477
	23,700	PENSKE AUTOMOTIVE GROUP INC	Common Stock	311,921	182,016
	132,559	PERFORMANCE TECHNOLOGIES INC	Common Stock	612,423	442,747
	63,803	PERICOM SEMICONDUCTOR CORP	Common Stock	820,643	349,640
	25,846	PETROQUEST ENERGY INC	Common Stock	536,014	174,719
	27,245	PHOENIX COS INC	Common Stock	265,094	89,091
	56,104	PLATO LEARNING INC	Common Stock	108,842	67,325
	53,603	PLEXUS CORP	Common Stock	1,418,786	908,571
	26,000	POWELL INDS INC	Common Stock	849,389	754,520
	84,813	PRESSTEK INC	Common Stock	453,750	272,250
	59,567	PROGRESS SOFTWARE CORP	Common Stock	1,685,229	1,147,260

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN Number: 05-049404

Schedule of Assets (Held at End of Year) (Continued)

December 31, 2008

Fund	Par value/ number of shares	Identity of issue	Description	Cost	Fair value
Small Cap Value Fund		Columbia Small Cap Value Fund	Separately Managed Fund
	98,086	PROVIDENCE SVC CORP	Common Stock	$1,069,361	$142,225
	21,655	PSYCHIATRIC SOLUTIONS INC	Common Stock	758,358	603,092
	37,932	QC HOLDINGS INC	Common Stock	350,112	143,762
	40,595	QUIKSILVER INC	Common Stock	311,364	74,695
	55,553	RC2 CORP	Common Stock	1,066,536	592,751
	73,255	RF MICRO DEVICES INC	Common Stock	239,544	57,139
	55,040	REGIS CORP MINN	Common Stock	1,540,896	799,731
	69,238	RENT A CTR INC	Common Stock	1,466,511	1,222,051
	162,586	RES CARE INC	Common Stock	2,985,079	2,442,042
	50,387	RIMAGE CORP	Common Stock	759,327	675,690
	22,951	ROCKY BRANDS INC	Common Stock	120,493	90,656
	25,720	RUSH ENTERPRISES INC CL A	Common Stock	290,379	220,420
	34,224	RUSH ENTERPRISES INC CL B	Common Stock	372,015	280,295
	78,824	S1 CORP	Common Stock	621,278	621,921
	63,351	STEC INC	Common Stock	624,692	269,875
	27,474	SCHOLASTIC CORP	Common Stock	711,862	373,097
	153,240	SELECTICA INC	Common Stock	174,694	128,722
	62,301	SENSIENT TECHNOLOGIES CORP	Common Stock	1,865,667	1,487,748
	33,127	SINCLAIR BROADCAST GRP INC CL A	Common Stock	252,759	102,694
	53,256	SONIC SOLUTIONS	Common Stock	274,268	93,731
	30,097	SOUTH JERSEY IND	Common Stock	1,116,842	1,199,365
	93,243	SPARTECH CORP	Common Stock	942,687	583,701
	88,155	SPHERION CORP	Common Stock	431,078	194,823
	147,833	STAAR SURGICAL CO	Common Stock	612,221	351,843
	68,947	STAGE STORES INC	Common Stock	1,021,795	568,813
	36,446	STARTEK INC	Common Stock	220,408	162,185
	30,671	STATE AUTO FINL CORP	Common Stock	886,699	921,970
	37,836	STEINWAY MUSICAL INSTRS INC	Common Stock	974,414	662,508
	22,944	STERLING CONSTR INC	Common Stock	473,335	425,382
	13,279	SUNSTONE HOTEL INVS INC	Common Stock	171,830	82,197
	17,638	SUPERIOR WELL SVCS INC	Common Stock	560,183	176,380
	45,820	SYBASE INC	Common Stock	1,478,718	1,134,961
	56,817	SYMMETRY MEDICAL INC	Common Stock	844,637	452,831
	55,399	TNS INC	Common Stock	1,093,230	520,197
	41,875	TAYLOR CAP GROUP INC	Common Stock	289,356	244,969
	67,637	TECHNITROL INC	Common Stock	836,156	235,377
	24,235	TENNANT CO	Common Stock	637,623	373,219
	143,319	TETRA TECHNOLOGIES INC	Common Stock	2,223,477	696,530
	24,363	THORATEC CORP	Common Stock	457,050	791,554
	39,421	U S PHYSICAL THERAPY INC	Common Stock	603,288	525,482
	38,716	ULTRATECH INC	Common Stock	570,674	463,043
	45,394	UNIFIRST CORP	Common Stock	2,032,289	1,347,748
	58,516	VALEANT PHARMACEUTICALS INTL	Common Stock	1,001,794	1,340,016
	18,919	VARIAN INC	Common Stock	931,522	633,976
	18,543	WADDELL & REED FINL INC CL A	Common Stock	619,336	286,675
	15,748	WARREN RES INC	Common Stock	183,937	31,339
	33,530	WEBSTER FINL CORP	Common Stock	665,906	462,043
	25,866	WERNER ENTERPRISES INC	Common Stock	615,869	448,516
	25,512	WEST PHARMACEUTICAL SVCS INC	Common Stock	1,117,661	963,576
	4,670,244	* BANK OF NEW YORK MELLON	Common Collective Trust Fund	4,670,244	4,670,244

		Small Cap Value Fund Subtotal			$106,845,891

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN Number: 05-049404

Schedule of Assets (Held at End of Year) (Continued)

December 31, 2008

Fund	Par value/ number of shares	Identity of issue	Description	Cost	Fair value
Growth & Income Fund		J&W Seligman, Barrow, Hanley, Mewhinney & Strauss, and Mellon Capital Management Growth & Income Fund	Separately Managed Fund
	192,500	SEAGATE TECHNOLOGY	Common Stock	$4,479,501	$852,775
	256,000	AES CORP	Common Stock	2,598,349	2,109,440
	120,000	ALTRIA GROUP INC	Common Stock	1,875,992	1,807,200
	135,000	BANK OF AMERICA CORP	Common Stock	5,327,856	1,900,800
	125,000	BANK NEW YORK MELLON CORP	Common Stock	4,467,649	3,541,250
	75,000	BAXTER INTL INC	Common Stock	2,487,189	4,019,250
	212,500	BRISTOL MYERS SQUIBB CO	Common Stock	4,799,813	4,940,625
	37,500	CSX CORP	Common Stock	584,876	1,217,625
	50,000	CATERPILLAR INC	Common Stock	1,860,273	2,233,500
	47,500	CHEVRON CORPORATION	Common Stock	1,942,679	3,513,575
	65,000	COSTCO WHSL CORP NEW	Common Stock	2,610,071	3,412,500
	92,500	DU PONT E I DE NEMOURS & CO	Common Stock	3,951,073	2,340,250
	250,000	GAP INC	Common Stock	4,904,359	3,347,500
	75,000	HONEYWELL INTL INC	Common Stock	2,068,224	2,462,250
	105,000	HUMANA INC	Common Stock	4,719,817	3,914,400
	100,000	JPMORGAN CHASE & CO	Common Stock	3,770,142	3,153,000
	160,000	JUNIPER NETWORKS INC	Common Stock	3,217,421	2,801,600
	110,000	KRAFT FOODS INC CL A	Common Stock	3,001,901	2,953,500
	190,000	LOWES COS INC	Common Stock	4,472,834	4,088,800
	85,000	MARATHON OIL CORP	Common Stock	3,707,106	2,325,600
	82,500	MEDTRONIC INC	Common Stock	3,955,505	2,592,150
	100,000	METLIFE INC	Common Stock	5,449,545	3,486,000
	125,000	MORGAN STANLEY	Common Stock	5,991,897	2,005,000
	120,000	JC PENNEY CO INC	Common Stock	3,233,203	2,364,000
	62,500	PHILIP MORRIS INTL INC	Common Stock	1,867,424	2,719,375
	50,000	PRAXAIR INC	Common Stock	1,145,803	2,968,000
	65,000	PRUDENTIAL FINL INC	Common Stock	2,746,352	1,966,900
	85,000	TRAVELERS COS INC	Common Stock	3,024,658	3,842,000
	400,000	TYSON FOODS INC CL A	Common Stock	4,986,585	3,504,000
	120,000	US BANCORP	Common Stock	3,398,956	3,001,200
	25,000	UNION PAC CORP	Common Stock	719,974	1,195,000
	52,500	UNITED TECHNOLOGIES CORP	Common Stock	1,619,541	2,814,000
	252,500	UNUM GROUP	Common Stock	4,831,909	4,696,500
	135,000	VALERO ENERGY CORP	Common Stock	3,724,331	2,921,400
	130,000	WILLIAMS COS INC	Common Stock	2,888,003	1,882,400
	19,500	AXIS CAPITAL HLDGS LTD	Common Stock	516,360	567,840
	25,000	WILLIS GROUP HOLDINGS LTD	Common Stock	658,000	622,000
	34,400	ROYAL CARIBBEAN CRUISES LTD	Common Stock	423,368	473,000
	37,400	AT & T INC	Common Stock	1,015,410	1,065,900
	16,800	ADVANCED AUTO PTS INC	Common Stock	492,576	565,320
	13,300	ALCOA INC	Common Stock	156,940	149,758
	8,200	ALLSTATE CORP	Common Stock	227,796	268,632
	26,400	ALTRIA GROUP INC	Common Stock	481,536	397,584
	23,300	AMERICAN EXPRESS CO	Common Stock	648,439	432,215

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN Number: 05-049404

Schedule of Assets (Held at End of Year) (Continued)

December 31, 2008

Fund	Par value/ number of shares	Identity of issue	Description	Cost	Fair value
Growth & Income Fund		J&W Seligman, Barrow, Hanley, Mewhinney & Strauss, and Mellon Capital Management Growth & Income Fund	Separately Managed Fund
	50,800	ANNALY CAPITAL MANAGEMENT INC	Common Stock	$673,100	$806,196
	58,700	APPLIED MATLS INC	Common Stock	731,402	594,631
	19,000	AVERY DENNISON CORP	Common Stock	656,260	621,870
	6,500	BP PLC SPONSORED ADR	Common Stock	296,874	303,810
	31,100	BANK OF AMERICA CORP	Common Stock	676,425	437,888
	10,800	BAXTER INTL INC	Common Stock	650,700	578,772
	42,000	BRISTOL MYERS SQUIBB CO	Common Stock	871,500	976,500
	8,800	BURLINGTON NORTH SANTA FE CORP	Common Stock	761,112	666,248
	19,500	CIGNA CORP	Common Stock	334,425	328,575
	19,900	CAPITAL ONE FINL CORP	Common Stock	760,777	634,611
	11,200	CARDINAL HEALTH INC	Common Stock	358,786	386,064
	31,700	CARNIVAL CORP	Common Stock	743,682	770,944
	38,900	CENTERPOINT ENERGY INC	Common Stock	471,468	490,918
	18,500	CHESAPEAKE ENERGY CORP	Common Stock	294,245	299,145
	6,800	CHEVRON CORPORATION	Common Stock	509,184	502,996
	27,000	CITIGROUP INC	Common Stock	341,010	181,170
	17,700	COMPUTER SCIENCES CORP	Common Stock	549,762	621,978
	3,900	CONOCOPHILLIPS	Common Stock	208,494	202,020
	27,100	COVENTRY HEALTH CARE INC	Common Stock	381,050	403,248
	10,600	DIAGEO PLC	Common Stock	642,360	601,444
	20,900	DOMINION RES INC VA	Common Stock	736,307	749,056
	12,600	DU PONT E I DE NEMOURS & CO	Common Stock	388,836	318,780
	27,100	DUKE ENERGY CORP	Common Stock	423,302	406,771
	12,100	EATON CORP	Common Stock	586,152	601,491
	48,600	EL PASO CORP	Common Stock	462,672	380,538
	18,700	EMERSON ELEC CO	Common Stock	639,166	684,607
	8,700	ENTERGY CORP	Common Stock	686,691	723,231
	26,200	FAMILY DLR STORES INC	Common Stock	663,384	683,034
	25,800	GAMESTOP CORP	Common Stock	652,224	558,828
	12,300	GOODRICH CORP	Common Stock	454,239	455,346
	31,100	HANESBRANDS INC	Common Stock	465,539	396,525
	18,600	HEWLETT PACKARD CO	Common Stock	666,909	674,994
	17,800	HILL ROM HLDGS	Common Stock	422,038	292,988
	13,400	HOME DEPOT INC	Common Stock	296,810	308,468
	18,500	HONEYWELL INTL INC	Common Stock	573,315	607,355
	11,800	ITT CORP	Common Stock	531,472	542,682
	30,600	ILLINOIS TOOL WKS INC	Common Stock	1,023,876	1,072,530
	32,000	INTEL CORP	Common Stock	420,431	469,120
	9,900	IBM CORP	Common Stock	890,406	833,184
	54,000	INTERNATIONAL GAME TECHNOLOGY	Common Stock	711,857	642,060
	20,200	JPMORGAN CHASE & CO	Common Stock	792,244	636,906

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN Number: 05-049404

Schedule of Assets (Held at End of Year) (Continued)

December 31, 2008

Fund	Par value/ number of shares	Identity of issue	Description	Cost	Fair value
Growth & Income Fund		J&W Seligman, Barrow, Hanley, Mewhinney & Strauss, and Mellon Capital Management Growth & Income Fund	Separately Managed Fund
	12,700	JOHNSON & JOHNSON	Common Stock	$760,095	$759,841
	21,100	KRAFT FOODS INC CL A	Common Stock	616,753	566,535
	18,800	L-3 COMMUNICATIONS HLDGS INC	Common Stock	1,491,968	1,387,064
	6,600	LORILLARD INC	Common Stock	398,574	371,910
	21,400	MDU RESOURCES GROUP INC	Common Stock	398,254	461,812
	17,200	MARATHON OIL CORP	Common Stock	495,401	470,592
	1,000	MASTERCARD INC CL A	Common Stock	119,728	142,930
	20,600	MURPHY OIL CORP	Common Stock	1,006,101	913,610
	20,600	NEW YORK CMNTY BANCORP INC	Common Stock	288,606	246,376
	18,300	NOKIA CORP	Common Stock	294,996	285,480
	15,700	OCCIDENTAL PETE CORP	Common Stock	846,858	941,843
	25,800	OMNICARE INC	Common Stock	669,768	716,208
	38,400	PEOPLES UTD FINL INC	Common Stock	655,872	684,672
	53,900	PFIZER INC	Common Stock	916,300	954,569
	18,900	PHILIP MORRIS INTL INC	Common Stock	831,978	822,339
	17,400	PINNACLE WEST CAP CORP	Common Stock	526,176	559,062
	12,700	QUEST DIAGNOSTICS INC	Common Stock	587,629	659,257
	9,200	REYNOLDS AMERN INC	Common Stock	433,044	370,852
	12,100	RYDER SYS INC	Common Stock	476,619	469,238
	104,200	SLM CORP	Common Stock	1,078,470	927,380
	30,100	SERVICE CORP INTL	Common Stock	209,797	149,597
	7,100	SHERWIN WILLIAMS CO	Common Stock	394,973	424,225
	46,900	SPECTRA ENERGY CORP	Common Stock	830,559	738,206
	39,300	STANLEY WKS	Common Stock	1,410,084	1,340,130
	9,500	SUNTRUST BKS INC	Common Stock	365,820	280,630
	19,700	TRAVELERS COS INC	Common Stock	796,471	890,440
	38,400	UNITEDHEALTH GROUP INC	Common Stock	874,368	1,021,440
	14,800	VALERO ENERGY CORP	Common Stock	306,013	320,272
	28,400	VERIZON COMMUNICATIONS	Common Stock	875,856	962,760
	23,200	WELLPOINT INC	Common Stock	893,432	977,416
	14,300	WELLS FARGO & CO	Common Stock	453,024	421,564
	17,000	WYETH	Common Stock	551,990	637,670
	37,500	XCEL ENERGY INC	Common Stock	664,875	695,625
	522,874	MELLON CAPITAL MANAGEMENT LARGE CAP VALUE STOCK FUND	Common Collective Trust Fund	51,577,440	49,172,685

	1,905,430	* BANK OF NEW YORK MELLON	Common Collective Trust Fund	1,905,430	1,905,430

		Growth & Income Fund Subtotal			$198,532,796

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN Number: 05-049404

Schedule of Assets (Held at End of Year) (Continued)

December 31, 2008

Fund	Par value/ number of shares	Identity of issue	Description	Cost	Fair value
Large Cap Growth Fund		Columbus Circle Core Equity Fund	Separately Managed Fund
	137,000	COVIDIEN LIMITED	Common Stock	$6,814,694	$4,964,880
	50,000	TRANSOCEAN LTD ZUG NAMEN-AKT	Common Stock	6,104,893	2,362,500
	105,840	ABBOTT LABS	Common Stock	5,718,538	5,648,681
	294,000	ACTIVISION BLIZZARD INC	Common Stock	5,100,181	2,540,160
	68,000	AMAZON.COM INC	Common Stock	4,618,782	3,487,040
	82,000	AMERICAN TOWER CORP	Common Stock	3,495,344	2,404,240
	98,000	AMGEN INC	Common Stock	6,102,178	5,659,500
	71,243	APPLE INC	Common Stock	6,424,165	6,080,590
	223,000	APPLIED MATLS INC	Common Stock	4,172,986	2,258,990
	131,000	BAXTER INTL INC	Common Stock	8,007,872	7,020,290
	94,000	BRISTOL MYERS SQUIBB CO	Common Stock	2,203,247	2,185,500
	12,000	CME GROUP INC	Common Stock	4,295,870	2,497,320
	136,000	CHESAPEAKE ENERGY CORP	Common Stock	5,759,153	2,199,120
	349,506	CISCO SYS INC	Common Stock	7,866,289	5,696,948
	150,099	COCA COLA CO	Common Stock	7,115,147	6,794,982
	475,557	DELTA AIR LINES INC	Common Stock	4,231,317	5,449,883
	94,400	DEVON ENERGY CORP	Common Stock	6,042,657	6,203,024
	91,000	EMERSON ELEC CO	Common Stock	4,075,463	3,331,510
	103,000	EXPRESS SCRIPTS INC	Common Stock	6,007,642	5,662,940
	66,000	EXXON MOBIL CORP	Common Stock	5,136,286	5,268,780
	26,000	FIRST SOLAR INC	Common Stock	5,690,105	3,586,960
	106,000	GENERAL MLS INC	Common Stock	6,862,842	6,439,500
	139,400	GILEAD SCIENCES INC	Common Stock	3,927,316	7,128,916
	30,251	GOLDMAN SACHS GROUP INC	Common Stock	4,106,592	2,552,882
	13,000	GOOGLE INC CL A	Common Stock	4,714,089	3,999,450
	189,080	HEWLETT PACKARD CO	Common Stock	6,155,818	6,861,713
	21,329	INTUITIVE SURGICAL INC	Common Stock	2,584,113	2,708,570
	318,289	JPMORGAN CHASE & CO	Common Stock	13,878,926	10,035,652
	36,310	MASTERCARD INC CL A	Common Stock	5,484,686	5,189,788
	111,800	MCDONALDS CORP	Common Stock	3,346,301	6,952,842
	184,000	MERRILL LYNCH & CO INC	Common Stock	4,724,520	2,141,760
	33,888	MONSANTO CO	Common Stock	2,267,920	2,384,021
	100,821	NIKE INC CL B	Common Stock	6,388,034	5,141,871
	48,000	PNC FINANCIAL SERVICES GROUP	Common Stock	3,311,891	2,352,000
	167,000	QUALCOMM INC	Common Stock	7,776,025	5,983,610
	108,386	STATE STREET CORP	Common Stock	7,392,024	4,262,821
	240,000	SYMANTEC CORP	Common Stock	4,765,984	3,244,800
	91,000	THERMO FISHER SCIENTIFIC	Common Stock	4,593,458	3,100,370
	68,000	UNION PAC CORP	Common Stock	4,955,840	3,250,400
	94,000	UNITED TECHNOLOGIES CORP	Common Stock	6,397,997	5,038,400
	109,962	VISA INC CL A	Common Stock	6,449,666	5,767,507
	216,000	WAL MART STORES INC	Common Stock	11,601,378	12,108,960
	167,000	WELLS FARGO & CO	Common Stock	5,676,283	4,923,160
	221,000	WESTERN UN CO	Common Stock	5,174,646	3,169,140
	74,000	WEYERHAEUSER CO	Common Stock	4,018,209	2,265,140
	11,087,798	* BANK OF NEW YORK MELLON	Common Collective Trust Fund	11,087,798	11,087,798

		Large Cap Growth Fund Subtotal			$219,394,909

					$2,598,856,218

*	Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Date: June 25, 2009	By	/s/ DAVID B. RICKARD
David B. Rickard Executive Vice President, Chief Financial Officer and Chief Administrative Officer

EXHIBIT INDEX

Exhibit	Description
23.1	Consent of Ernst & Young LLP